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                                                                    EXHIBIT 99.6

                Systemed and Merck-Medco Amend Merger Agreement
                      Merck-Medco Commences Tender Offer


Torrance, California and Montvale, New Jersey, June 11, 1996 -- Systemed Inc. (NASDAQ: SYSM) and Merck-Medco Managed Care, Inc., a subsidiary of Merck & Co., Inc. (NYSE: MRK), announced today that they have amended their merger agreement and that a subsidiary of Merck-Medco has commenced a tender offer of $3 per share in cash for all outstanding shares of Systemed Inc. Common Stock. Stockholder material will be distributed shortly, and stockholders will be given twenty business days from the date of this release to tender their shares for the $3 in cash indicated in the announcement of the merger. The Board of Directors of Systemed believes that the Merck-Medco offer is fair to, and in the best interests of, the Company's stockholders and recommends that the Company stockholders tender their shares pursuant to the Merck-Medco offer. D.F. King & Co., Inc. will be acting as information agent for this offer, and can be reached at (800) 549-6864 to answer any specific questions concerning the tender offer and/or ensuing cash distributions.




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